                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                    Under the Securities Exchange Act of 1934
                                       of
                               Elizabeth Corn Ogie


                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         The Exhibit Index is located on page 11 of this filing.

CUSIP NO. 87161C 10 5                  13D      PAGE    2     OF   15    PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          ELIZABETH CORN OGIE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY                                                    [ ]
          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     17,099,091.448
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               17,099,091.448
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,099,091.448
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp. ("Synovus"), a Georgia business corporation. The address of Synovus' principal executive offices is 901 Front Avenue, Suite 301, Columbus, Georgia 31901.

ITEM 2.           IDENTITY AND BACKGROUND.

         Amendment No. 1 amends and restates the Schedule 13D of Elizabeth Corn Ogie, originally filed in March 1995. Amendment No. 1 is being filed by Mrs. Ogie, both in her individual capacity and as trustee of her grantor retained annuity trust ("GRAT") described in Item 3 below. The address of Mrs. Ogie is c/o Synovus Trust Company, Post Office Box 120, Columbus, Georgia 31902.

         Mrs. Ogie is a Director of the W. C. Bradley Co., a metal manufacturing and real estate holding company, the address of which is 1017 Front Avenue, Columbus, Georgia 31901.

         Mrs. Ogie has not been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Ogie has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Mrs. Ogie is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Amendment No. 1 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report a transaction involving TB&C Bancshares, Inc., a Georgia corporation ("TB&C"), through which Mrs. Ogie may be deemed to beneficially own certain shares of Synovus Common Stock. The transaction reduced by 13,311,843 shares the Synovus Common Stock deemed to be beneficially owned by Mrs. Ogie indirectly through TB&C. This reduction resulted from the termination of an agreement (the "Voting Lease") pursuant to which TB&C had leased certain rights in all shares of Common Stock held in trust by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, under each of the following trusts (collectively, the "Series 600 Trusts"): (a) STC as Trustee u/w/o W. C. Bradley 6/22/45 for Sarah T. Butler;
(b) STC as Trustee u/w/o W. C. Bradley 6/22/45 for Elizabeth T. Corn; and (c) STC as Trustee u/w/o W. C. Bradley 6/22/45 for William B. Turner.

         In addition, there have been two other recent transactions in the stock of TB&C that affected Mrs. Ogie's beneficial ownership of Synovus Common Stock, although they were not separately material:

      - A transfer on December 22, 2000, by Mrs. Ogie of 116,305 shares of TB&C common stock (0.8% of the outstanding TB&C voting stock) to the 2000 Elizabeth C. Ogie Trust, a GRAT of which Mrs. Ogie is the sole trustee ("Mrs. Ogie's GRAT"); and

      - A gift of 1,391 shares of TB&C common stock received by Mrs. Ogie from her mother, Elizabeth T. Corn, on December 14, 2000.

         The only funds or other consideration that has been or will be given in connection with the transactions described above was a refund by each of the 600 Series Trusts of a pro rata portion ($51,074.95 by each of the three trusts or $153,224.85 in the aggregate) of the quarterly lease payments that had been paid by TB&C to each such trust in advance as required under the Voting Lease, for the three-month period ending March 1, 2001. The Series 600 Trusts funded these payments with cash on hand.

         TB&C was formed in 1986 by Elizabeth T. Corn (Mrs. Ogie's mother) and Mrs. Ogie's uncle and aunt, William B. Turner and Sarah T. Butler, to effect various family, financial and estate planning goals. There have been three splits of Synovus Common Stock since Mrs. Ogie filed her initial Schedule 13D in March 1995. As a result, each share of Synovus Common Stock outstanding in March 1995 now represents 3.375 shares of Synovus Common Stock. These stock splits account for the vast majority of increases since 1995 in the number of shares shown as beneficially owned by Mrs. Ogie.

         As of the date of this report, the voting stock of TB&C is beneficially owned primarily by: (1) Mr. Turner and his wife, who together own 28.9% through GRATs that they established, (2) Mrs. Corn and her husband, who together own 29.4% through GRATs that they established and (3) Mrs. Butler and her husband, who together own 30.8% through GRATs that they established. Mrs. Ogie is one of six directors of TB&C.

         As of the date of this report, TB&C beneficially owns 14,309,182 shares of Synovus Common Stock directly. Prior to January 22, 2001, TB&C may also have been deemed to be the beneficial owner of 13,311,843 shares of Synovus Common Stock indirectly pursuant to the Voting Lease, whereby TB&C had leased from STC the right to vote and the right to tender all, but not less than all, of the Common Stock of Synovus held by the Series 600 Trusts. The TB&C Board of Directors (which includes Mrs. Ogie) made all decisions as to voting of these shares under the Voting Lease and, if it had become relevant, would have made any decision as to any tender offer.

         The Voting Lease had an initial five-year term, beginning March 2, 1995, and was renewed on February 29, 2000 for another five years. In exchange for the lease of such rights, TB&C was required to make quarterly payments to STC for the initial lease term of five years, equal to $.03 per share of Synovus Common Stock, which was .17% of $19.50, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 1995. The quarterly lease payments during the renewal term of the Voting Lease were equal to $.0265625 per share of Synovus Common Stock, which was .17% of $15.625, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 2000. TB&C used the quarterly cash dividends that it received with respect to the shares of Synovus Common Stock it owned directly as the source of funds to pay these lease payments. On January 22, 2001, TB&C terminated the Voting Lease for the reasons described in Item 4. As a result, no person, other than STC as trustee of each of the Series 600 Trusts, continues to have any beneficial ownership as a result of sharing voting or investment power as to these shares.

ITEM 4.           PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mr. Turner, Mrs. Butler and Mrs. Corn to effect various family, financial and estate planning goals for themselves and their lineal descendants. The gift and transfer of TB&C shares described under Item 3 were effected by Mrs. Ogie and her mother in furtherance of these goals. In addition, Mrs. Ogie and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the termination of the Voting Lease and the reorganization of TB&C described below. Accordingly, the Voting Lease was terminated on January 22, 2001.

         In addition, on January 17, 2001, the Board of Directors of Synovus approved a plan of reorganization involving TB&C and Synovus pursuant to which TB&C would transfer all of its assets, consisting primarily of 14,309,182 shares of Synovus Common Stock, to Synovus in exchange for 14,309,182 shares of Synovus Common Stock. Following the transfer, TB&C would liquidate and distribute all of its assets to its shareholders. This transaction is intended to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986. The completion of the transaction is subject to numerous conditions precedent, including execution of a definitive agreement, approval of TB&C's shareholders and various regulatory approvals.

         Except for the proposed reorganization and related liquidation of TB&C described above, Mrs. Ogie does not have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus, other than through Mrs. Ogie's participation in Synovus' Director Stock Purchase Plan; (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated in items (a) through (i) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The percentages set forth below and on pages 2-3 hereof are based on 285,584,009 shares of Synovus Common Stock outstanding on January 30, 2001, as provided by Synovus.

         Mrs. Ogie could be construed to be the beneficial owner of 17,099,091.448 shares (6.0%) of Synovus Common Stock. Mrs. Ogie has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 8,984.448 shares that she owns directly, as to which she shares voting and investment power with her husband, W. Michael Ogie; (b) 11,670 shares owned directly by her husband, as to which voting power and investment power are shared by Mrs. Ogie with her husband; (c) 53,158 shares owned by a revocable trust for the benefit of Mrs. Ogie and subject to her directions as to distributions and her right to vote the Synovus shares, as to which voting power and investment power are shared with her husband (based on Mrs. Ogie's power to direct distributions from and to revoke the trust and her right to vote the Synovus shares) and as to which investment power is shared also with STC, as trustee of such trust; (d) 20,797 shares held by Mrs. Ogie in custodial accounts for her children, as to which voting power and investment power are shared with her husband; (e) 2,568,205 shares owned by the Bradley-Turner Foundation (the "B-T Foundation"), a charitable foundation of which Mrs. Ogie is a trustee and as to which voting power and investment power are shared with the other trustees of such foundation; (f) 127,095 shares owned by Beloco, Inc., a not-for-profit charitable corporation ("Beloco"), of which Mrs. Ogie is a trustee and as to which voting power and investment power are shared with the other trustees of Beloco; and (g) 14,309,182 shares owned by TB&C, as to which voting power and investment power are shared by Mrs. Ogie (as a TB&C director) with the other directors of TB&C. The Bylaws of TB&C provide that voting power over all of the shares owned or otherwise voted by TB&C shall be shared by the directors of TB&C.

         Additional information regarding the persons and entities with whom Mrs. Ogie shares voting power and/or investment power is included on the next page.

               INFORMATION REGARDING THE DIRECTORS AND CONTROLLING
            SHAREHOLDERS OF TB&C, THE TRUSTEES OF THE B-T FOUNDATION,
                THE TRUSTEES OF BELOCO, AND SYNOVUS TRUST COMPANY

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power(2)          Employment
--------------------------------     -----------------------------------    ----------------------------------------------------
William B. Turner                    Chairman of the Board and Controlling  Advisory Director of
                                     Shareholder of TB&C and Trustee        W. C. Bradley Co. (1017 Front Avenue,
                                     of B-T Foundation                      Columbus, GA  31901)

                                                                            Chairman of the Executive Committee of
                                                                            Synovus Financial Corp. (901 Front Ave., Suite 301
                                                                            Columbus, GA  31901)

Sue Marie T. Turner                  Controlling Shareholder of TB&C        Homemaker
(wife of William B. Turner)          and Trustee of B-T Foundation

Sarah T. Butler                      Director and Controlling               Homemaker
                                     Shareholder of TB&C and Trustee
                                     of B-T Foundation

Clarence C. Butler                   Controlling Shareholder of TB&C        Retired Physician
(husband of Sarah T. Butler)         and Trustee of B-T Foundation          St. Francis Hospital
                                                                            P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                    Director and Controlling               Homemaker
                                     Shareholder of TB&C; Trustee of
                                     B-T Foundation; and Trustee of
                                     Beloco

Lovick P. Corn                       Controlling Shareholder of TB&C;       Advisory Director
(husband of Elizabeth T. Corn)       Trustee of B-T Foundation; and         W. C. Bradley Co.
                                     Trustee of Beloco                      1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.               Director of TB&C and Trustee           President
(adult son of William B. Turner)     of B-T Foundation                      W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                    Director of TB&C and                   Chairman of the Board
(adult son of Sarah T. Butler)       Trustee of B-T Foundation              W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie (adult             Director of TB&C; Trustee of B-T       Director
daughter of Elizabeth T. Corn)       Foundation; and Trustee of Beloco      W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

                                                                            Director
                                                                            Synovus Financial Corp., Suite 301
                                                                            901 Front Ave., Columbus, GA  31901

Sarah T. Martin                      Trustee of B-T Foundation              Employee
(adult daughter of William B.                                               Columbus Travel
Turner)                                                                     123 12th Street, Columbus, GA  31901

Polly C. Miller                      Trustee of B-T Foundation and          Homemaker
(adult daughter of Elizabeth T.      Trustee of Beloco
Corn)

                                     Capacity in Which Such Person Shares   Present Principal Occupation and Address of
Name and Address(1)                  Voting or Investment Power(2)          Employment
--------------------------------     -----------------------------------    ----------------------------------------------------
Elizabeth B. Ramsay                  Trustee of B-T Foundation              Shop Owner
(adult daughter of Sarah T.                                                 Galleria Riverside
Butler)                                                                     15 10th Street, Columbus, GA 31902

Susan C. Wainwright                  Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Sarah C. Irby                        Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Katherine C. Foster                  Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Gilbert B. Miller                    Trustee of Beloco                      Student
(adult son of Polly C. Miller)                                              University of Georgia
                                                                            Athens, GA 30605

Sam Wellborn                         Trustee of B-T Foundation              Chairman of Synovus Foundation
                                                                            P.O. Box 120
                                                                            Columbus, GA 31902

Synovus Trust Company, as            Trustee of Revocable Trust for         Financial institution with trust powers
Trustee                              Elizabeth C. Ogie
1148 Broadway, 2nd Floor
Columbus, GA  31901

---------------
(1) Each individual named above is a citizen of the United States of America, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.

(2) Any spousal relationship giving rise to shared power described above under
Item 5 is not repeated here.

         (c) There have not been any transactions within the last 60 days by Mrs. Ogie in shares of Synovus Common Stock, except for Mrs. Ogie's purchase of 37.43 shares of Common Stock at $26.29 per share on January 2, 2001 through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock she owns through the Synovus Director Stock Purchase Plan.

         (d) Mrs. Ogie's revocable trust authorizes STC as trustee to make distributions of income and corpus as directed by Mrs. Ogie.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the proposed reorganization and related liquidation of TB&C described in Item 4, there are no longer in effect any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock required to be disclosed under this item.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A      Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as Exhibit A to the Schedule 13D of Elizabeth C. Ogie and omitted from this electronically filed restatement pursuant to Rule
               13d-2(e)).

EXHIBIT B      Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.

EXHIBIT C      Agreement To Terminate Lease of Rights, dated January 22, 2001, between STC and TB&C.

EXHIBIT D      Power of Attorney from Elizabeth C. Ogie, individually and as trustee.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 8, 2001             Elizabeth Corn Ogie, individually and as trustee


                             By: /s/ Garilou Page
                                ------------------------------------------------
                                Garilou Page, as Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------
EXHIBIT A      Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as Exhibit A to the Schedule 13D of Elizabeth C. Ogie and omitted from this electronically filed restatement pursuant to Rule
               13d-2(e)).

EXHIBIT B      Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.

EXHIBIT C      Agreement To Terminate Lease of Rights, dated January 22, 2001, between STC and TB&C.

EXHIBIT D      Power of Attorney from Elizabeth C. Ogie, individually and as trustee.